 **The Shift Film**
Published by Angel Studios 🕐 · October 9 at 10:33 PM · 🌐

 •••

GAUGING INTEREST in an investment opportunity. We are creating a feature-length film called "The Shift" and the plan is to partner with Angel Studios for distribution, the same studio that brought you "The Chosen."

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in the film "The Shift" if we launched a crowdfunding investment.

You can watch the short film that has already raised over $700,000 for the feature film. Check it out and the potential investment opportunity at https://invest.angel.com/theshift

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



 **The Shift Film**
Published by Angel Studios ❓ · October 9 at 10:27 PM · 🌐

GAUGING INTEREST in an investment opportunity. We are creating a feature-length film called "The Shift" and the plan is to partner with Angel Studios for distribution, the same studio that brought you "The Chosen."

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in the film "The Shift" if we launched a crowdfunding investment.

You can watch the short film that has already raised over $700,000 for the feature film. Check it out and the potential investment opportunity at
https://invest.angel.com/theshift

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



 **The Shift Film**
Published by Angel Studios  · October 9 at 10:41 PM · 🌐

GAUGING INTEREST in an investment opportunity. We are creating a feature-length film called "The Shift" and the plan is to partner with Angel Studios for distribution, the same studio that brought you "The Chosen."

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in the film "The Shift" if we launched a crowdfunding investment.

You can watch the short film that has already raised over $700,000 for the feature film. Check it out and the potential investment opportunity at
https://invest.angel.com/theshift

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



 **The Shift Film**
Published by Angel Studios ❓ · October 9 at 10:38 PM · 🌐

···

GAUGING INTEREST in an investment opportunity. We are creating a feature-length film called "The Shift" and the plan is to partner with Angel Studios for distribution, the same studio that brought you "The Chosen."

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in the film "The Shift" if we launched a crowdfunding investment.

You can watch the short film that has already raised over $700,000 for the feature film. Check it out and the potential investment opportunity at
https://invest.angel.com/theshift

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.



 **The Shift Film**
Published by Angel Studios ❷ · October 13 at 12:37 AM ·

•••

GAUGING INTEREST in an investment opportunity. We are creating a feature-length film called "The Shift" and the plan is to partner with Angel Studios for distribution, the same studio that brought you "The Chosen."

We are not accepting funds at this time but are gauging interest to see who would be interested in investing in the film "The Shift" if we launched a crowdfunding investment.

You can watch the short film that has already raised over $700,000 for the feature film. Check it out and the potential investment opportunity at https://invest.angel.com/theshift.

Legal made us say this last part: (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform; (3) a prospective purchaser's indication of interest is non-binding.

